UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rio Tinto plc

(Name of Issuer)

Ordinary Shares

American Depositary Shares (each representing four ordinary shares)

(Title of Class of Securities)

Ordinary Shares (ISIN GB 0007188757)

American Depositary Shares (CUSIP US 767204100)

(CUSIP Number)

Zhao Zhengang

Director of Overseas Development Department

Aluminum Corporation of China

No. 62, North Xizhimen Street

Beijing, China 100082

86-10-8229-8080

Copies to:

Charles I. Cogut, Esq.

Alan M. Klein, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

212-455-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 12, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Aluminum Corporation of China

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.99%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 998,283,690 ordinary shares of the Issuer issued and outstanding as of January 30, 2009, as reported in the Issuer’s announcement of January 30, 2009, pursuant to Rule 5.6 of the Disclosure and Transparency Rules of the Financial Services Authority of the United Kingdom.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Aluminum Corporation of China Overseas Holdings Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.99%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 998,283,690 ordinary shares of the Issuer issued and outstanding as of January 30, 2009, as reported in the Issuer’s announcement of January 30, 2009, pursuant to Rule 5.6 of the Disclosure and Transparency Rules of the Financial Services Authority of the United Kingdom.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Oriental Prospect Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.99%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 998,283,690 ordinary shares of the Issuer issued and outstanding as of January 30, 2009, as reported in the Issuer’s announcement of January 30, 2009, pursuant to Rule 5.6 of the Disclosure and Transparency Rules of the Financial Services Authority of the United Kingdom.

CUSIP No. GB0007188757/US767204100

1.	Names of Reporting Persons Shining Prospect Pte. Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Republic of Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 119,705,134

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 119,705,134

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 119,705,134

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.99%*

14.	Type of Reporting Person (See Instructions) CO

* The calculation of the foregoing percentage is based on 998,283,690 ordinary shares of the Issuer issued and outstanding as of January 30, 2009, as reported in the Issuer’s announcement of January 30, 2009, pursuant to Rule 5.6 of the Disclosure and Transparency Rules of the Financial Services Authority of the United Kingdom.

This Amendment No. 1 on Schedule 13D (this “Amendment No. 1”) is being filed by Aluminum Corporation of China (“Chinalco”), Aluminum Corporation of China Overseas Holdings Limited (“Chinalco Overseas”), Oriental Prospect Pte. Ltd. (“SPV I”) and Shining Prospect Pte. Ltd. (“SPV II,” and, together with Chinalco, Chinalco Overseas, SPV I and SPV II, the “Reporting Persons”) relating to the ordinary shares of 10p each (the “Ordinary Shares”) of Rio Tinto plc, a company incorporated in England and Wales (the “Issuer”).  This Amendment No. 1 amends and supplements the statements made by the Reporting Persons on Schedule 13D filed with the U.S. Securities and Exchange Commission on February 11, 2008 (the “Original Schedule 13D”).  Capitalized terms used but not otherwise defined in this Amendment No. 1 have the meanings assigned to them in the Original Schedule 13D.

The Reporting Persons are filing this Amendment No. 1 to report that Chinalco and SPV II entered into certain agreements as described in Item 3 and Item 4 hereof and to amend certain other statements made in their Original Schedule 13D.

Item 2.    Identity and Background.

The statements made by the Reporting Persons under Item 2 of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

This Amendment No. 1 is being jointly filed by Chinalco, Chinalco Overseas, SPV I and SPV II pursuant to a Joint Filing Agreement, dated as of February 11, 2008, a copy of which is attached to the Original Schedule 13D as Exhibit 99.1.

Chinalco

Chinalco is a corporation incorporated under the laws of the People’s Republic of China and is a State-owned enterprise.  All ownership rights over Chinalco are exercised by the State Asset Supervision and Administration Commission, a shareholding agency directly controlled by the State Council of the People’s Republic of China (“SASAC”).  Chinalco is one of the largest diversified metals and mining companies in China and is engaged in the exploration, mining and processing of mineral resources, including bauxite, copper and other metals.  Chinalco is the largest producer of aluminum and the third largest producer of copper in China.  In addition, Chinalco is one of the world’s leading alumina and primary aluminum producers.  Chinalco’s principal place of business and principal office is located at No. 62, North Xizhimen Street, Beijing, China 100082.

Set forth on Schedule I to this Amendment No. 1 and incorporated herein by reference is the following information with respect to each director and executive officer of Chinalco: (i) the name; (ii) the business address; (iii) to the best of Chinalco’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Chinalco’s knowledge as of the date hereof, the citizenship.

During the last five years, neither Chinalco nor, to the best of Chinalco’s knowledge as of the date hereof, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Chinalco Overseas

Chinalco Overseas is a corporation incorporated under the laws of Hong Kong and is a wholly-owned subsidiary of Chinalco.  Chinalco Overseas manages Chinalco’s overseas financial investments and operations, including its mining investments in non-ferrous metals.  Chinalco Overseas’ principal place of business and principal office is located at Room 4501, 45/F, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong.

Set forth on Schedule II to this Amendment No. 1 and incorporated herein by reference is the following information with respect to each director and executive officer of Chinalco Overseas: (i) the name; (ii) the business address; (iii) to the best of Chinalco Overseas’ knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of Chinalco Overseas’ knowledge as of the date hereof, the citizenship.

During the last five years, neither Chinalco Overseas nor, to the best of Chinalco Overseas’ knowledge as of the date hereof, any of its directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SPV I and SPV II

SPV I is a private company limited by shares incorporated under the laws of the Republic of Singapore and is an indirectly wholly-owned subsidiary of Chinalco.  SPV I was formed in January 2008 solely for the purpose of making investments in the Issuer’s Ordinary Shares and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the investment in the Issuer’s Ordinary Shares.

SPV II is a private company limited by shares incorporated under the laws of the Republic of Singapore and is a wholly-owned subsidiary of SPV I.  SPV II was formed in January 2008 solely for the purpose of making investments in the Issuer’s Ordinary Shares and has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the investment in the Issuer’s Ordinary Shares.

SPV I’s and SPV II’s principal place of business and principal office is located at 6 Temasek Boulevard, 29th Floor, Suntec Tower Four, Singapore 038986.

Set forth on Schedule III to this Amendment No. 1 and incorporated herein by reference is the following information with respect to each director and executive officer of SPV I and SPV II: (i) the name; (ii) the business address; (iii) to the best of SPV I’s and SPV II’s knowledge as of the date hereof, the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) to the best of SPV I’s and SPV II’s knowledge as of the date hereof, the citizenship.

During the last five years, neither SPV I, SPV II nor, to the best of SPV I’s and SPV II’s knowledge as of the date hereof, any of their respective directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The statements made by the Reporting Persons under Item 3 of the Original Schedule 13D are hereby amended and supplemented as follows:

On November 3, 2008, Lehman Brothers International (Europe) (In Administration) (“LB International”), as SPV II’s initial custodian, transferred all of the Ordinary Shares beneficially owned by the Reporting Persons that had been pledged by SPV II as security in connection with the Alcoa Note, the Senior Facility and the Parent Facility into securities accounts with a nominee of HSBC plc, SPV II’s new custodian (“HSBC”).

On February 12, 2009, Chinalco and Alcoa announced that they intended to explore opportunities to expand their commercial relationship to identify strategic ventures which would benefit from Chinalco’s and Alcoa’s complementary strengths and expertise in certain areas and that they agreed on the redemption of the Alcoa Note.  A copy of the joint press release is attached hereto as Exhibit 99.19.

On the date of the announcement, Alcoa, SPV II and Chinalco entered into a Deed of Redemption (the “Redemption Deed”), pursuant to which the Alcoa Note will be redeemed by Chinalco paying or causing the payment of a total amount of approximately US$1.02 billion, and Alcoa’s lien on, and indirect interest in, Ordinary Shares held by SPV II will end.  The original principal amount of the Alcoa Note was US$1.20 billion, and the Alcoa Note would have been payable on February 1, 2011.  The total redemption amount represents the net present value of the principal amount of the Alcoa Note applying a discount rate of 10% per annum, and will be payable in three installments (over a period ending on July 31, 2009).  If any installment is paid earlier than contemplated by the Redemption Deed, the amount of that installment will be reduced to an amount equal to the net present value of the contemplated installment discounted to the date of payment applying a discount rate of 10% per annum.  In addition, the Redemption Deed provides that SPV II will pay to Alcoa its pro rata portion of the dividends paid by the Issuer to date since the issuance of the Alcoa Note as and when recovered by SPV II.  Under the Redemption Deed, Alcoa also waived (i) its right to participate in certain potential future transactions among Chinalco and the Issuer and (ii) any breach or event of default that may result from the Proposed Strategic Partnership (as defined below) between Chinalco and Rio under the Alcoa Note, the Alcoa Deed, the Memorandum and any other agreements relating thereto (the “Alcoa Arrangements”).  Alcoa, Chinalco and SPV II also agreed to terminate, effective as of the date Alcoa receives payment of the first installment of the redemption amount and certain agreed-upon documentation, each of the Alcoa Arrangements.  The foregoing summary of the Redemption Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Redemption Deed, a copy of which is filed as Exhibit 19.20 hereto and is incorporated herein by reference.

Item 4.     Purpose of Transaction.

The statements made by the Reporting Persons under Item 4 of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

The information set forth and/or incorporated by reference in Item 3 of this Amendment No. 1 is hereby incorporated by reference in this Item 4.

Approval by the Treasury of the Commonwealth of Australia

On August 24, 2008, the Treasurer of the Commonwealth of Australia approved Chinalco’s proposal to acquire up to 14.99% of the Ordinary Shares (the “Australian Approval”).  As a condition to obtaining the Australian Approval, Chinalco had made the undertaking that (i) it would not raise its shareholding above 14.99% of the Ordinary Shares without notifying and receiving fresh approval from the Australian government under Australia’s foreign investment review arrangements and (ii) it would not seek to appoint a director to the Issuer or Rio Tinto Limited, an Australian corporation (“RTL” and, together with the Issuer, “Rio”) for so long as it held a shareholding of below 15% of the Ordinary Shares.  Any future proposal by Chinalco to increase its level of ownership above 14.99% of the Ordinary Shares will require re-assessment at that time against Australia’s national interests under Australia’s Foreign Acquisition and Takeovers Act 1975.

Lapse of BHP’s Offer for Rio

On November 25, 2008, BHP Billiton/BHP Billiton plc (together, “BHP”) announced that its board of directors had decided that it no longer believed that completion of the offer for the Issuer and RTL would be in the best interests of BHP shareholders.  In its announcement, BHP declared that it would not offer the remedies required by the European Commission to obtain antitrust clearance for BHP’s offer for Rio.  On November 26, 2008, the Panel Executive of The Panel on Takeovers and Mergers of the United Kingdom (the “UK”) announced that it had agreed that precondition (A) to BHP’s offer announcement made under Rule 2.5 of The City Code on Takeovers and Mergers of the UK (which governs the conduct in respect of acquisitions and related matters for publicly-traded companies in the UK (the “City Code”)) could not now be satisfied and ruled that the offer period with respect to

Rio and BHP would cease with immediate effect.  In an announcement on November 27, 2008, BHP noted that its offers for the Issuer and RTL had now lapsed.

Announcement of Proposed Strategic Partnership between Rio and Chinalco

On February 12, 2009 (the “Announcement Date”), Chinalco and Rio announced that Chinalco, the Issuer and RTL and certain of Rio’s subsidiaries had entered into a Co-operation and Implementation Agreement (the “Implementation Agreement”) setting forth the terms and conditions of a strategic alliance and partnership between Rio and Chinalco with an aggregate cash investment in Rio by Chinalco of US$19.5 billion (the “Proposed Strategic Partnership”).  A copy of the joint press release is attached hereto as Exhibit 99.21.

Implementation Agreement

Overview

Subject to the terms and conditions of the Implementation Agreement, Chinalco or one or more investment vehicles controlled by it (together, the “Chinalco Group”) will (i) invest an aggregate of approximately US$7.2 billion in cash in convertible bonds of subsidiaries of each of the Issuer and RTL (the “Bond Issuance”), (ii) participate in certain commodity asset groups of Rio through cash investments in subsidiaries of Rio for an aggregate amount of US$12.3 billion (the “Strategic Alliances”) and (iii) develop with Rio other joint venture operations and strategic alliances.  In recognition of Rio’s need to obtain access to sources of capital both to refinance existing debt and to secure the future financing of its operations, Chinalco will facilitate and support the introduction of Rio to, and will provide its reasonable assistance in developing relationships of Rio with, financial institutions of the People’s Republic of China (the “PRC”).  Chinalco’s obligation to assist Rio in establishing relationships with PRC financial institutions will terminate, however, if the completion of the Bond Issuance and the Strategic Alliances regarding certain assets (the “GACB Completion”) does not occur.  Chinalco also agreed to take all steps reasonably necessary to secure committed funding to finance Chinalco’s subscription of the Rio Bonds and the investments contemplated by the Strategic Alliances by March 31, 2009.

Bond Issuance

Under the Implementation Agreement, the Chinalco Group will, on the date of the GACB Completion, subscribe for, and a subsidiary of the Issuer will issue to the Chinalco Group, an aggregate principal amount of approximately US$4.53 billion Guaranteed Subordinated Callable Convertible Bonds (the “Issuer Bonds”), representing, on an as-converted and fully-diluted basis and if aggregated with the 119,705,134 Ordinary Shares currently held by the Reporting Persons (the “Initially Purchased Ordinary Shares”), 19.0% of the outstanding Ordinary Shares.  In addition, a subsidiary of RTL will, on the date of the GACB Completion, issue to the Chinalco Group, and the Chinalco Group will subscribe for, an aggregate principal amount of approximately US$2.63 billion Guaranteed Subordinated Callable Convertible Bonds (the “RTL Bonds” and, together with the Issuer Bonds, the “Rio Bonds”), representing, on an as-converted and fully-diluted basis, 14.9% of the publicly-held outstanding ordinary shares of RTL.  The aggregate amount of the Rio Bonds will represent, on an as-converted and fully-diluted basis and if aggregated with the Initially Purchased Ordinary Shares, 18.03% of the publicly-held outstanding ordinary shares of Rio on a combined-company basis (the “Outstanding Rio Shares”).  The Issuer Bonds and the RTL Bonds will bear interest at a rate of 9.00% and 9.5% per annum, respectively, for 7 years following the date of the Bond Issuance.  Thereafter, the Issuer Bonds will bear interest at a rate based on the 6-month USD LIBOR plus 700 basis points, and the RTL Bonds will bear interest at a rate based on the 6-month USD LIBOR plus 750 basis points.  The Rio Bonds will mature 60 years after the date of the Bond Issuance.  The Rio Bonds are redeemable at the option of Rio either following the seventh anniversary of the Bond Issuance or if 85% of the aggregate principal amount of the Rio Bonds have been converted or redeemed.  The issuers of the Rio Bonds expect to apply for the Rio Bonds to be admitted to listing and trading on the London Stock Exchange.

In addition, the Rio Bonds may be converted into preference shares of the applicable issuer, which preference shares will, upon such conversion, automatically be converted into ordinary shares of the Issuer or RTL, as applicable, at any time after 40 days from the date of the Bond Issuance up to a certain number of days prior to the earlier of the maturity date or the redemption date of the Rio Bonds.  The Issuer Bonds and the RTL Bonds will each be divided into two tranches.  Tranche A and Tranche B of the Rio Bonds may be converted into ordinary shares of the Issuer or RTL, as applicable, at an initial conversion price of US$45.00 and US$60.00 per ordinary share, respectively, which conversion price will be subject to customary adjustments upon the occurrence of certain events.  The applicable conversion price represents (i) in the case of Tranche A, 107% and, in the case of Tranche B, 176% of the closing price per Ordinary Share on January 30, 2009, being the last trading day prior to the date Rio announced that it was conducting preliminary discussions with Chinalco regarding a potential investment by Chinalco in Rio (the “Relevant Trading Date”) and (ii) in the case of Tranche A, 68% and, in the case of Tranche B, 124% of the closing price per ordinary share of RTL on the Relevant Trading Date.  There are no voting rights attaching to the Rio Bonds prior to conversion.

Relationship Agreement

The Implementation Agreement further provides that, on the date of the GACB Completion, the Chinalco Group, SPV II, the Issuer, RTL and those subsidiaries of the Issuer and RTL that issued the Rio Bonds, will enter into a Relationship Agreement (the “Relationship Agreement”).  Subject to the terms and conditions of the Relationship Agreement, Chinalco will have the right to nominate (i) two (2) non-executive directors (one of whom must be independent as determined by the Rio Boards (as defined below)) for appointment to the board of directors of each of the Issuer and RTL (the “Rio Boards”), so long as the Chinalco Group, SPV II and their permitted transferees together hold Rio Bonds or ordinary shares of the Issuer and/or RTL representing, on an as-converted and fully-diluted basis, at least 14.9% of the Outstanding Rio Shares and (ii) one (1) non-executive director for appointment to the Rio Boards so long as the Chinalco Group, SPV II and their permitted transferees together hold Rio Bonds or ordinary shares of the Issuer and/or RTL representing, on an as-converted and fully-diluted basis, at least 9.9% of the Outstanding Rio Shares.  In addition, Chinalco’s right to nominate one or more non-executive directors to the Rio Boards will be subject to the following conditions: (i) each director nominee must satisfy the general criteria for approval of non-executive directors of the nomination committee of the Issuer or RTL, as applicable, in accordance with the Rio Boards’ appointment policies; and (ii) the applicable nomination committee of Rio must determine that the nominee is a “qualified person” in accordance with the Rio Boards’ appointment policies.

Under the Relationship Agreement, Chinalco will have the right to appoint (i) one of its director nominees to the nominations committee and (ii) one of its director nominees to the audit committee and remuneration committee of each of the Issuer and RTL, if such director nominee qualifies as an “independent” director under the Rio Boards’ appointment policies and the Combined Code on Corporate Governance of the UK.  If neither of Chinalco’s director nominees qualifies as “independent” as described above, each of the Issuer and RTL will invite Chinalco’s director nominee to be an observer on the audit committees and the remuneration committees.

The Relationship Agreement will also provide, among other things, that: (i) the Chinalco Group, SPV II, their permitted transferees and their respective associated persons and each of Chinalco’s director nominees (A) conduct all transactions and relationships with Rio and any of its subsidiaries on arm’s length and on a normal commercial basis, (B) (except as contemplated by the transaction documents to be entered into in connection with the Proposed Strategic Partnership) do not take any action which would prevent Rio or any of its subsidiaries from carrying on its business independently of Chinalco and its associated persons other than pursuant to a transaction approved by Rio shareholders or otherwise permitted under applicable laws and (C) do not take any action to prejudice the Issuer’s or RTL’s status as a listed company in the UK and Australia, respectively, or Rio’s compliance with applicable listing rules and other applicable laws; (ii) Chinalco’s director nominees will not participate in or vote on any resolution regarding, and will not be present at any meeting of the Rio Boards considering, any matter in which such director nominee would have a conflict of interest as determined in accordance with the Rio Boards’ conflicts policies; and (iii) Chinalco’s director nominees will not participate in or vote on any resolutions regarding, and will not be present at any meeting of the Rio Boards considering, any transaction with Chinalco, its related entities or any of its associated persons to the extent required by the most onerous applicable laws and regulations.

The Chinalco Group, SPV II or their permitted transferees and the Chinalco Group’s related entities may not (i) so long as the Chinalco Group holds any Rio Bonds, enter into any derivative contract relating to the ordinary shares of the Issuer or RTL that would be issued upon conversion of the Rio Bonds or (ii) transfer, create an encumbrance or otherwise deal in any of the Rio Bonds, except (A) by granting security interests to any financing source providing financing to the Chinalco Group in connection with the transactions contemplated by the

Implementation Agreement, (B) by transfer to, or other dealing in favor of, a PRC-owned enterprise or a permitted transferee, (C) as part of a Chinalco Group reorganization, (D) in the case of the RTL Bonds, by an initial public offering in connection with an application for quotation of the RTL Bonds on any recognized securities exchange or, following such quotation, a sale in the ordinary course on any such securities exchange in accordance with the requirements described in the following paragraph or (E) in the case of the Issuer Bonds, by a sale in the ordinary course of trading on the London Stock Exchange in accordance with the requirements described in the following paragraph.

Under the Relationship Agreement, if the Chinalco Group, SPV II, their permitted transferees or any of their related entities proposes to transfer (i) Rio Bonds with an aggregate principal amount, when aggregated with any transfers of any Rio Bonds during the 6 months preceding such proposed transfer, exceeding US$1 billion pursuant to clauses (D) or (E) of the preceding paragraph or (ii) interests in ordinary shares of the Issuer and/or RTL representing, when aggregated with any transfers during the 6 months preceding such proposed transfer, 5% or more of the Outstanding Rio Shares, Chinalco will, subject to certain exceptions, give the Rio Boards 10 business days advance written notice of the proposed transfer (the “Proposed Transfer Notice”).  During the 10-business-day period, Chinalco and/or its related entities will consult in good faith with Rio regarding the proposed transfer and take all reasonable steps to ensure that the proposed transfer is made in an orderly fashion.  If a Proposed Transfer Notice relates to the proposed transfer of any Rio Bonds, Rio will have the right, during that 10-business-day period, to propose to acquire such Rio Bonds from the Chinalco Group pursuant to a certain process set forth in the Relationship Agreement.

The Relationship Agreement will terminate upon the earliest of (i) the Ordinary Shares ceasing to be listed on the London Stock Exchange and the ordinary shares of RTL ceasing to be listed on the Australian Stock Exchange, (ii) the Chinalco Group and SPV II holding, on an as-converted and fully-diluted basis, less than 9.9% of the Outstanding Rio Shares and (iii) a change of control affecting the Chinalco Group (other than a Chinalco Group reorganization) or a permitted transferee of Chinalco ceasing to be a wholly-owned subsidiary of SASAC.

Strategic Alliances

The Implementation Agreement provides that Rio and Chinalco will establish strategic alliances for the iron ore, aluminum and copper commodity groups (each group, a “Strategic Alliance Group”).  The strategic alliances are established to carry on the business operated by each Strategic Alliance Group (and any future expansions or developments of its business) and to provide a method for leveraging the skills and experience of Chinalco and Rio.  Chinalco will participate in each Strategic Alliance Group through investments in subsidiaries of Rio that operate assets within the relevant Strategic Alliance Group (each such Rio subsidiary, a “Strategic Asset”).  These investments will take the form of (i) purchases by the Chinalco Group of equity interests in the applicable Strategic Asset, (ii) the subscription by the Chinalco Group for perpetual unsecured subordinated convertible notes of the applicable Strategic Asset (the “Strategic Asset Tracking Notes”) or (iii) other agreed-upon participation arrangements.  The terms of the Strategic Asset Tracking Notes will provide Chinalco with contractual rights and obligations commensurate with the economic rights and obligations it would have if Chinalco held equity interests of that Strategic Asset.  Under certain circumstances, the Strategic Asset Tracking Notes will be convertible into equity interests of the applicable Strategic Asset.

The Chinalco Group’s economic interests in the Strategic Assets will range from 15% to 50%.  Through its investments in the Strategic Assets, Chinalco will acquire interests in, among other Rio-operated businesses and assets, Weipa, Yarwun, Boyne, Gladstone Power Station, Escondida, Grasberg, La Granja, Kennecott Utah Copper and Hamersley Iron.  The aggregate consideration to be paid by the Chinalco Group for its participation in the Strategic Alliance Groups, either through the purchase of equity interests or the subscription of Strategic Asset Tracking Notes or other form of participation, will be a total of US$12.3 billion.

In connection with the Strategic Alliances, the parties have agreed to an investment structure, and under the Implementation Agreement Rio has agreed, subject to certain terms and conditions and pursuant to a specified process, to use its reasonable efforts to implement and complete certain reorganization steps in respect of one or more Strategic Assets to ensure, among other things, that assets that are not within the scope of a Strategic Alliance Group will no longer be held by any Strategic Asset or otherwise remain within such Strategic Alliance Group.

In connection with the Chinalco Group’s investment in the Strategic Assets, the parties will negotiate and enter into strategic alliance agreements for each Strategic Alliance Group, joint venture agreements, shareholder agreements, management agreements, marketing agreements and other agreements, in each case, to the extent necessary to give effect to the transactions contemplated by the Implementation Agreement and on terms consistent with the terms and conditions applicable to each Strategic Alliance Group set forth in the Implementation Agreement (the “Strategic Alliance Terms”).  The Strategic Alliance Terms define the scope and objective of the strategic alliance for each Strategic Alliance Group and provide for, among other things: (i) the proposed structure of each Strategic Alliance Group, including the formation of joint venture entities and other special purpose entities to provide consulting, management and marketing services to Strategic Assets within the applicable Strategic Alliance Group; (ii) the governance and management structure for each Strategic Alliance Group, including the formation of strategic alliance committees comprised of representatives of Rio, the Chinalco Group and a Rio representative as chairman (holding a casting vote) to provide a discussion forum for policies, plans and new business opportunities with respect to the applicable Strategic Alliance Group; (iii) Rio’s and Chinalco’s economic rights and obligations with respect to their interests in each Strategic Alliance Group, including distributions to the parties in accordance with an agreed-upon distribution policy, obligations of the parties to fund certain capital requirements of the Strategic Assets and consequences of a failure to comply with such funding obligations, guarantees or other support to be given by the Chinalco Group in respect of certain existing and future liabilities of a Strategic Asset, transfer restrictions with respect to each party’s interests in a Strategic Asset; and (iv) the secondment of Chinalco personnel to certain Strategic Assets and the secondment of Rio personnel to Chinalco in accordance with an agreed-upon secondment policy.  Under the Strategic Alliance Terms, Rio will retain day-to-day management and operational control for each Strategic Alliance Group through one of Rio’s subsidiary that will be appointed as manager for each Strategic Alliance Group.

The strategic alliance for each Strategic Alliance Group will terminate upon the later of (x) the date all assets within such Strategic Alliance Group are depleted or disposed of, and all liabilities of the Strategic Assets within such Strategic Alliance Group have been discharged and (y) the date either Rio or the Chinalco Group ceases to hold any interests in such Strategic Alliance Group.

Development of Joint Investment Opportunities

Under the Implementation Agreement, the parties also agreed to establish, on the date of the GACB Completion, a project development fund for the development of project opportunities across the iron ore, copper and aluminum commodity groups identified by the parties for joint investment from time to time, including (i) the exploration of projects in the PRC, (ii) opportunities in relation to the parties’ respective aluminum businesses in Australia and the PRC and (iii) the development of projects currently owned by Rio.  The parties are working together to select eligible project development assets and, subject to the occurrence of the GACB Completion, to enter into arrangements with respect to such project development assets.

Conditions to Completion

The transactions contemplated by the Implementation Agreement, including the Bond Issuance and the Strategic Alliances, are subject to certain conditions, including, among other things, regulatory approvals, notification requirements and/or the expiration of waiting periods under applicable laws and regulations in, among other jurisdictions, Australia, the UK, Germany and the United States.  In addition, the Bond Issuance and the Strategic Alliances are subject to approval by (i) the shareholders of Rio (excluding SPV II in respect of the Initially Purchased Ordinary Shares) by way of an ordinary resolution of the joint electorate (the “Requisite Shareholder Approval”) and (ii) the PRC.  For purposes of the Requisite Shareholder Approval, Chinalco agreed, as required by the laws and regulations of the UK, that it and its subsidiaries and associated persons will not vote at the Rio shareholder meetings to be held to approve the Bond Issuance and the Strategic Alliances.

If the conditions precedent in respect of the Bond Issuance and the Strategic Alliances regarding certain assets (the “GACB Conditions”) have not been satisfied or waived by July 30, 2009, then Rio and Chinalco will have the right, under circumstances required pursuant to a process set forth in the Implementation Agreement and subject to certain exceptions and other conditions, to terminate the Implementation Agreement.  The Implementation Agreement further provides that if the conditions precedent in respect of the Strategic Alliances regarding any of the other assets have not been satisfied or waived by December 31, 2009 or, in the case of a restricting order regarding such other assets, if such restricting order has not been lifted or otherwise removed by July 31, 2010, the relevant asset will, under circumstances required pursuant to a process set forth in the Implementation Agreement, be deemed to be excluded from the Strategic Alliances, and all other transactions under the Implementation Agreement will remain unaffected.

Standstill

Except as permitted under the Implementation Agreement, Chinalco and its related entities will not, during the period beginning on the Announcement Date and ending on the earlier of the GACB Completion and the termination of the Implementation Agreement (the “Exclusivity Period”), directly or indirectly (i) make an offer, invitation or solicitation for or purchase or otherwise acquire (A) any securities of Rio or any interest in such securities or (B) any securities of subsidiaries of Rio the shares of which are traded on any stock exchange (any such subsidiary, a “Listed Rio Subsidiary”) or any interest in such securities, (ii) solicit proxies from shareholders of Rio or any Listed Rio Subsidiary or (iii) aid, abet, counsel, procure, cooperate, assist or induce any person in doing any of the things described in clauses (i) and (ii) (the “Standstill”).  With respect to Rio, the Standstill does not apply (x) if after the Announcement Date takeover offers, schemes of arrangement or similar transactions (other than as part of any restructuring or reorganization by Rio and its subsidiaries) are announced, pursuant to which all of the ordinary shares of the Issuer and RTL will be transferred to, or become vested in, one or more persons other than Chinalco or any of its related persons, and the Rio Boards recommend or agree to recommend to the Rio shareholders such a transaction or (y) to any acquisition of securities of Rio or any interests in such securities in connection with the Bond Issuance or Strategic Alliances.  Chinalco also agreed not to aid, abet or counsel either Alcoa or CDB taking an action that would, if they were related entities of Chinalco, cause Alcoa, CDB or Chinalco to be in breach of the terms of the Implementation Agreement.

No-Shop and No-Talk Provisions

In addition, each of Rio and Chinalco agreed, subject to certain conditions and exceptions, not to solicit, invite, facilitate, encourage or initiate any expression of interest, proposal, offer, rights issue, transaction or arrangement (or any inquiries, discussions or negotiations with any third party relating to any of the foregoing) pursuant to which one or more third parties would (i) acquire an interest in more than 15% of the outstanding ordinary shares of either the Issuer or RTL or more than 15% of the Outstanding Rio Shares, (ii) acquire, obtain a right to acquire, or otherwise obtain an economic interest in, assets that are specifically within the scope of a Strategic Alliance Group (except where the obligation to proceed to completion in respect of a relevant asset or business has lapsed), (iii) otherwise acquire control of the Issuer or RTL, (iv) otherwise directly or indirectly acquire, merge or amalgamate with, Rio and any of its subsidiaries or all or substantially all of its assets or business, by way of takeover offer, scheme of arrangement, shareholder-approved acquisition, capital reduction, share buy-back or repurchase, sale or purchase of assets, joint venture, reverse takeover, dual-listed company structure, recapitalization, establishment of a new holding company for Rio and its subsidiaries or other synthetic merger or any other transaction or arrangement, (v) effect a combination of any of the matters described in clauses (i) through (iv), whether or not such proposals are inter-conditional, or (vi) effect any of the matters described in clauses (i) through (v) through the issuance of equity or hybrid equity (any of the matters described in clauses (i) through (vi), a “Competing Proposal”).

Under the Implementation Agreement, Chinalco and its related persons also will not, during the Exclusivity Period, solicit, invite, facilitate or encourage, or initiate any enquiries, negotiations, discussions, or communicate any intention to do any of the foregoing, with a view to obtaining any expression of interest, offer or proposal from any person regarding a proposed or possible transaction or arrangement, pursuant to which a person would (x) acquire an interest or voting power in, or become the holder of, (A) shares of any Listed Rio Subsidiary or any interests in such shares, (B) the whole or a substantial or material part of the business or property of a Listed Rio Subsidiary or a subsidiary of a Listed Rio Subsidiary or (C) other than in the ordinary course of business as a customer, assets of a Listed Rio Subsidiary or any subsidiary of a Listed Rio Subsidiary, including, in each case, by way of takeover bid, scheme of arrangement, capital reduction, sale of assets, sale, purchase or issue of shares or other interests in shares of any Listed Rio Subsidiary, joint venture or any arrangement which gives an economic interest or economic exposure to the business, property or assets, as the case may be, (y) acquire control of a Listed Rio Subsidiary or a subsidiary of a Listed Rio Subsidiary or (z) otherwise acquire or merge with a Listed Rio Subsidiary or a subsidiary of a Listed Rio Subsidiary (including by a reverse takeover bid, reverse scheme of arrangement or dual listed companies structure) (any of the matters described in clauses (x), (y) and (z), a “Listed Rio Subsidiary Proposal”).

The Implementation Agreement further provides that Chinalco and its related persons will not negotiate or enter into, or continue or participate in negotiations or discussions with any other person regarding a Competing Proposal or a Listed Rio Subsidiary Proposal, even if that person’s proposal was not directly solicited, initiated, facilitated or encouraged by Chinalco or any of its related persons or if that person has publicly announced its proposal.  If, at any time, Chinalco or any of its related persons enter into any discussions, negotiations or communications with any other person in respect of the disposal of any ordinary shares of the Issuer or RTL held by Chinalco or any of its related entities, Chinalco will, subject to any conflicting confidentiality obligations it owes to Alcoa, notify Rio in advance and thereafter keep Rio informed of the content of those discussions, negotiations or communications.

In addition, Rio agreed that, during the Exclusivity Period and, under certain circumstances, for a certain period after the GACB Completion, it will not, without Chinalco’s prior written consent, enter into negotiations, discussions, agreements, arrangements or understandings with any third party with respect to a Competing Proposal, even if the Competing Proposal was not solicited, invited, facilitated, encouraged or initiated by Rio or any of its representatives, except if the Rio Boards, after considering the advice of their legal and, if appropriate, financial advisors, acting in good faith in order to satisfy what they reasonably consider to be the Rio Boards’ fiduciary or statutory duties or otherwise required by applicable laws and regulations determine that (i) the Competing Proposal(s) constitute(s) a proposal that is reasonably capable of being completed or otherwise implemented and, when considered together, is of greater benefit to the shareholders of Rio than the Bond Issuance and the Strategic Alliances taking into account all aspects of the Competing Proposal(s) (such Competing Proposal, a “Superior Proposal”) or (ii) if there is not yet a Superior Proposal, the steps proposed by the Rio Boards may reasonably be expected to lead to a Competing Proposal which, whether on its own or combined with another Competing Proposal, is a Superior Proposal.  If Rio, during the Exclusivity Period, makes the determination described in clauses (i) or (ii), Rio will inform Chinalco of the general nature of the Superior Proposal.  If the Rio Boards intend to recommend a Superior Proposal, Rio will, prior to the publication of the recommendation of such Superior Proposal, provide Chinalco (x) among other information, with all the material terms of the Superior Proposal and (y) with a reasonable opportunity to respond to such Superior Proposal.

Termination of Implementation Agreement

Rio or Chinalco may terminate the Implementation Agreement (i) upon the mutual written consent of Rio and Chinalco, (ii) under circumstances required pursuant to a process set forth in the Implementation Agreement and subject to certain exceptions and other conditions, if the GACB Conditions are not satisfied or waived before July 30, 2009, (iii) if there is in effect any final and non-appealable order, decree or ruling or other action issued or taken by a governmental or regulatory authority permanently restraining, enjoining or otherwise prohibiting the GACB Completion, (iv) if the Requisite Shareholder Approval is not obtained, (v) if the GACB Completion has not occurred on or before July 31, 2009 and (vi) if, at any time prior to the GACB Completion, the non-terminating party has been in material breach of the Implementation Agreement for 30 days following notice by the terminating party, except, in each of the foregoing cases, if the terminating party or any of its related entities is in material breach of the Implementation Agreement at the time of the termination notice.

In addition, Chinalco may terminate the Implementation Agreement at any time prior to obtaining the Requisite Shareholder Approval if (i) the Rio Boards withdraw or adversely change their recommendation that the Rio shareholders vote in favor of the Bond Issuance and the Strategic Alliances, whether as a result of the public announcement of a Superior Proposal or otherwise or (ii) a Competing Proposal is made or implemented and the third party announcing or making the Competing Proposal (either alone or together with its associated persons) acquires a relevant interest in more than 50% of the ordinary shares of the Issuer and/or RTL, and the Competing Proposal is or has become unconditional.

Rio may terminate the Implementation Agreement at any time prior to the GACB Completion if (i) the PRC approval has not been obtained prior to a specified date, (ii) Chinalco has not secured financing commitments by March 31, 2009 or (iii) the Rio Boards withdraw their recommendation of the Bond Issuance and the Strategic Alliances or recommend a Superior Proposal under certain circumstances.

Liquidated Damages and Rio Break-Fee

Upon the failure to complete Chinalco’s investments in Rio Tinto Escondida Limited, Kennecott Utah Copper Corporation or Rio Tinto Indonesian Holdings Limited in connection with the Strategic Alliances due to, among other things, a willful breach of the Implementation Agreement by Rio, Rio will pay the Chinalco Group up to US$850 million as liquidated damages.

Under the Implementation Agreement, Rio also agreed to pay Chinalco, subject to certain conditions and exceptions, an aggregate amount of US$195 million if (i) the Rio Boards withdraw or adversely change their recommendation that the Rio shareholders approve the Bond Issuance and the Strategic Alliances or (ii) a Competing Proposal is announced and the Rio Boards recommend that Competing Proposal as a Superior Proposal.

Amendment

The parties may amend all or any part of the Implementation Agreement in writing upon mutual agreement of Rio and Chinalco.

The foregoing summary of the Implementation Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Implementation Agreement, a copy of which is filed as Exhibit 19.22 hereto and is incorporated herein by reference.

Other than as set forth herein, the Reporting Persons do not have any present plan or proposal that would relate to, or result in, any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

The statements made by the Reporting Persons under Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a) and (b)  The information contained on the cover pages to this Amendment No. 1 is incorporated herein by reference.

As of the date hereof, Chinalco, Chinalco Overseas, SPV I and SPV II beneficially own 119,705,134 Ordinary Shares.  The Ordinary Shares beneficially owned by Chinalco, Chinalco Overseas, SPV I and SPV II represent approximately 11.99% of the issued and outstanding Ordinary Shares as of January 30, 2009.

(c)  On November 3, 2008, LB International, as SPV II’s initial custodian of the Initially Purchased Ordinary Shares, transferred at the request of SPV II and with the consent of the joint administrators of LB International all of the Initially Purchased Ordinary Shares into securities accounts with a nominee of HSBC, SPV II’s new custodian for all Ordinary Shares beneficially owned by the Reporting Persons.

Except as otherwise set forth in this Amendment No. 1, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge as of the date hereof, any of the persons named in Schedules I, II and III hereto, has engaged in any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d)  Other than the Reporting Persons none of the persons named in Schedules I, II and III hereto or any other person has, to the best of the Reporting Persons’ knowledge as of the date hereof, the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Ordinary Shares.

(e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth and/or incorporated by reference in Item 3 and Item 4 of this Amendment No. 1 is hereby incorporated by reference in this Item 6.

Item 7.     Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description of Exhibits
99.19	Press Release of Aluminum Corporation of China and Alcoa Inc., dated February 12, 2009

99.20	Deed of Redemption, dated February 12, 2009, by and among Shining Prospect Pte. Ltd., Aluminum Corporation of China and Alcoa Inc.

99.21	Press Release of Aluminum Corporation of China, Rio Tinto plc and Rio Tinto Limited, dated February 12, 2009

99.22	Co-operation and Implementation Agreement, dated February 12, 2009, by and among, Aluminum Corporation of China and Rio Tinto plc, Rio Tinto Limited and certain of their respective affiliates

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009

ALUMINUM CORPORATION OF CHINA

	By:	/s/ XIAO YAQING
	Name:	Xiao Yaqing
	Title:	President

ALUMINUM CORPORATION OF CHINA OVERSEAS HOLDINGS LIMITED

	By:	/s/ LUO JIANCHUAN
	Name:	Luo Jianchuan
	Title:	Chairman

ORIENTAL PROSPECT PTE. LTD.

	By:	/s/ WANG WENFU
	Name:	Wang Wenfu
	Title:	Director

	By:	/s/ ZHAO ZHENGANG
	Name:	Zhao Zhengang
	Title:	Director

SHINING PROSPECT PTE. LTD.

	By:	/s/ WANG WENFU
	Name:	Wang Wenfu
	Title:	Director

	By:	/s/ ZHAO ZHENGANG
	Name:	Zhao Zhengang
	Title:	Director

INDEX TO EXHIBITS

Exhibit	Description of Exhibits
99.19	Press Release of Aluminum Corporation of China and Alcoa Inc., dated February 12, 2009

99.20	Deed of Redemption, dated February 12, 2009, by and among Shining Prospect Pte. Ltd., Aluminum Corporation of China and Alcoa Inc.

99.21	Press Release of Aluminum Corporation of China, Rio Tinto plc and Rio Tinto Limited, dated February 12, 2009

99.22	Co-operation and Implementation Agreement, dated February 12, 2009, by and among, Aluminum Corporation of China and Rio Tinto plc, Rio Tinto Limited and certain of their respective affiliates

SCHEDULE I

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco’s Executive Committee.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.  The business address of each such director or executive officer is c/o Aluminum Corporation of China, No. 62, North Xizhimen Street, Beijing 100082, China.

Directors

Chinalco does not have a board of directors.

Executive Officers

Name	Position
Xiao Yaqing	President & Secretary-General of the Executive Committee of Aluminum Corporation of China; Chairman and Chief Executive Officer of Aluminum Corporation of China Limited
Luo Jianchuan	Executive Committee Member of Aluminum Corporation of China; President of Aluminum Corporation of China Limited
Lu Youqing	Vice President & Executive Committee Member of Aluminum Corporation of China
Ao Hong	Vice President & Executive Committee Member of Aluminum Corporation of China
Liu Caiming	Vice President & Executive Committee Member of Aluminum Corporation of China
Zhang Chengzhong	Vice President & Executive Committee Member of Aluminum Corporation of China
Ren Xudong	Vice President & Executive Committee Member of Aluminum Corporation of China
Zhao Zhao	Executive Committee Member of Aluminum Corporation of China

SCHEDULE II

The following table sets forth the name, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Chinalco Overseas’ board of directors and each executive officer of Chinalco Overseas.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.  The business address of each such director or executive officer is c/o Aluminum Corporation of China Overseas Holdings Limited, Room 4501, 45/F, Far East Finance Centre, No. 16 Harcourt Road, Admiralty, Hong Kong.

Directors

Name	Position
Luo Jianchuan	Executive Committee Member of Aluminum Corporation of China; President of Aluminum Corporation of China Limited
Lu Youqing	Vice President & Executive Committee Member of Aluminum Corporation of China
Liu Caiming	Vice President & Executive Committee Member of Aluminum Corporation of China
Ren Xudong	Vice President & Executive Committee Member of Aluminum Corporation of China
Chen Jiahua	Director, Vice President & Chief Financial Officer of Aluminum Corporation of China Limited
Peng Huaisheng	Director of Aluminum Corporation of China Overseas Holdings Limited
Zhang Zhankui	Deputy Director of the Financial Department of Aluminum Corporation of China
Wang Wenfu(1)	Director of Aluminum Corporation of China Overseas Holdings Limited; President of Aluminum Corporation of China Overseas Holdings Limited
Zhao Zhengang

Director of Overseas Development Department of Aluminum Corporation of China; Director of Aluminum Corporation of China Overseas Holdings Limited; Deputy General Manager of Overseas Development Department of Aluminum Corporation of China Limited

Zhao Shouye	Head of Legal Department of Aluminum Corporation of China
Tai Yu(2)	Vice President of Aluminum Corporation of China Overseas Holdings Limited

Executive Officers

Name	Position
Luo Jianchuan	Chairman
Zhang Zhankui	Chief Financial Officer
Wang Wenfu	President
Tai Yu	Vice President

(1) Citizenship: Australia

(2) Citizenship: Australia

SCHEDULE III

The following table sets forth the name and address, present principal occupation or employment, and the name and principal business of the corporation or organization in which the employment is conducted for each member of Oriental Prospect Pte. Ltd.’s and Shining Prospect Pte. Ltd.’s board of directors.  None of Oriental Prospect Pte. Ltd. or Shining Prospect Pte. Ltd. has appointed any executive officers.  Unless otherwise indicated, each person listed below is a citizen of the People’s Republic of China.

Directors

Name	Position
Wang Wenfu(3) c/o Aluminum Corporation of China Overseas Holdings Limited Room 4501, 45/F Far East Finance Centre No. 16 Harcourt Road, Admiralty Hong Kong	Director of Aluminum Corporation of China Overseas Holdings Limited; President of Aluminum Corporation of China Overseas Holdings Limited
Zhao Zhengang c/o Aluminum Corporation of China Overseas Holdings Limited Room 4501, 45/F Far East Finance Centre No. 16 Harcourt Road, Admiralty Hong Kong

Director of Overseas Development Department of Aluminum Corporation of China; Director of Aluminum Corporation of China Overseas Holdings Limited; Deputy General Manager of Overseas Development Department of Aluminum Corporation of China Limited

Chia Hoo Khun Valery Kelvin(4) c/o Kelvin Chia Partnership 6 Temasek Boulevard, 29th Floor, Suntec Tower Four Singapore 038986	Managing Partner of Kelvin Chia Partnership

(3) Citizenship: Australia

(4) Citizenship: Singapore